FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001 -56
Company Number at the Commercial Registry (NIRE) 35.300.089.901

PROPOSAL FOR DESIGNATION OF RETAINED EARNINGS FOR THE FISCAL YEAR
(ARTICLE 9 OF ICVM 481/2009)

ANNEX 9-1-II OF CVM Instruction no. 481/2009

DESIGNATION OF NET INCOME

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes to the Annual and Special Shareholders meeting of 2010, according to Annex 9-1-II of CVM Instruction 481/2009 the following:

1. Net income for the fiscal year

The Company’s Net Income on December 31, 2009 totals R$ 591,579,628.27. From this amount, R$ 29,578,981.41 will be designated for Legal Reserve.

2. Overall amount and the value per share of the dividends, including advanced dividends and interest on the Company capital already declared

	Advanced Dividends	Proposal for Distribution of Dividends	TOTAL
Total Gross Amount	46,388,568.18	94,111,593.52	140,500,161.71
Amount per Common Share	0.176553152	0.357930277	0.534483430
Amount per Preferred Share Class A	0.194208467	0.393723302	0.587931773
Amount per Preferred Share Class B	-	0.01	0.01

3. Percentage of net income distributed for the exercise

Management proposes the distribution of twenty-five percent (25%) of the Company’s net income, provided for in Article 35, Paragraph 2 of the Company Bylaws.

4. Overall amount and the amount per share of the dividends distributed based on income from previous fiscal years

There is no proposal for distribution of dividends based on income from previous years is in place.

5. Inform, upon deduction of advanced dividends and interest on the Company capital already declared:

a. The gross amount of the dividend and interests on the Company capital, separately, per share of each type and class

The amount of the proposed dividends is R$ 0.357930277 per common share and R$ 0.393723302 per Preferred Share Class A, upon deduction of the amount of the advanced dividends already distributed. There was no declaration of interests on the Company capital.

b. Terms and deadline for payment of dividends and interest on the Company capital

As permitted by the Bylaws, the Management proposes that the dividends proposed for the Annual Shareholders’ Meeting shall be paid within up to sixty (60) days after its approval at the Meeting.

c. Possible adjustment and interests on the dividends and interests on the Company capital

The dividends shall be paid within the abovementioned deadline, without any monetary adjustment between the date of its declaration and the date of its actual payment.

d. Date of declaration of payment of the dividends and interests on the Company capital considered for identification of the shareholders entitled to be paid

	Advanced Distribution re. 1st and 2nd quarters	Advanced Distribution re. 3rd quarter	Proposal for Distribution of Dividends
Share Base for the Distribution	August 11, 2009, except for the shares issued between August 3 and August 8, 2009	November 18, 2009	April 29, 2010, except for the shares issued after March 15, 2010, pursuant to the Meeting of the Board of Directors held on the same date.
Date of Beginning of Negotiations Ex-Rights	August 12, 2009	November 19, 2009	April 30, 2010

6. Declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods

There is no declaration of dividends or interests on the Company capital based on income calculated on six-month balance sheets or balance sheets for shorter periods.

7. Comparative table indicating the following amounts per share of each type and class:

	2006	2007	2008	2009
Net earnings for the fiscal year	85,523,521.69	210,877,933.31	260,427,049.39	591,579,628.27
Total dividend total distributed	20,311,836.40	50,083,731.39	61,851,424.23	140,500,161.71
Dividend related to Preferred Shares Class A	0.18594 per batch of 1,000 shares or 0.000185937 per share	0.228840641	0.273451954	0.587931773
Dividend related to Preferred Shares Class B	-	-	-	0.01
Dividend related to Common Shares	0.16903 per batch of 1,000 shares or 0.000169034 per share	0.208036946	0.248592685	0.534483430

8. Designation of income for the legal reserve

a. Identify the amount designed for the legal reserve

Pursuant to Law 6,404/76, the management proposes the designation of R$ 29,578,981.41 to legal reserve.

b. Provide details as concerns the calculation of the legal reserve

Earnings before Taxes/Interest in the Company capital	644,232,634.80
Taxes/ Interest in the Company capital	(52,653,006.53)

Net Income	591,579,628.27
Legal Reserve (5% of the Net Income)	29,578,981.41

9. If the Company has preferred shares entitled to fixed or minimum dividends

a. Describe the calculation of the fixed or minimum dividends

The owners of the Company preferred shares Class A have priority on the payment of an annual minimum dividend in the amount of R$ 0.08 per one (1) share, non-cumulative. In addition, to each preferred share Class A, a dividend ten percent (10%) higher than that granted to each common share is granted, in accordance with Section 17, Paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares Class A, the amount paid as minimum annual dividend.

The owners of preferred shares Class B are entitled to a fixed annual dividend equivalent to one cent of Real (R$ 0.01) per share.

b. Inform whether the income for the fiscal year is sufficient for full payment of the fixed or minimum dividends

Yeas, it is sufficient. The fixed and minimum dividends shall be fully paid.

c. Inform whether an unpaid part is cumulative

There is no unpaid part of fixed or minimum dividends.

d. Identify the overall amount of the fixed or minimum dividends to be paid to each class of preferred shares

	Preferred Shares Class A (minimum dividend)	Preferred Shares Class B (fixed dividend)
Overall amount of the dividend paid in advance to each class of preferred share	R$ 28,789,776.27	-
Overall amount of the dividend to be paid to each class of preferred share	R$58,366,177.43	R$ 66,979.39
Overall amount of the dividend paid to each class of preferred share	R$ 87,155,953.70	R$ 66,979.39

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

	Preferred Shares Class A (minimum dividend)	Preferred Shares Class B (fixed dividend)
Amount of the dividend paid in advance to each class of preferred share	R$ 0.194208467	-
Overall amount of the dividend to be paid to each class of preferred share	R$ 0.393723305	R$ 0.01
Overall amount of the dividend paid to each class of preferred share	R$ 0.587931773	R$ 0.01

10. With respect to the mandatory dividend

a. Describe the calculation stipulated by the Bylaws

In accordance with Article 35, Paragraph 1 of the Company Bylaws, the shareholders shall have the right to receive, in each fiscal year, as dividends, a mandatory percentage of twenty-five percent (25%) on the net income for the fiscal year, with the following adjustments: (a) the deduction of the amounts designed for, in the fiscal year, legal reserve and contingencies reserve; and (b) the addition of the amounts resulting from reversion, in the fiscal year, of contingencies reserve previously composed.

The payment of dividend stipulated under the abovementioned terms may be limited to the amount of net income for the fiscal year in which it was realized under the law, provided that the difference be registered as reserve of income to be realized.

The earnings registered under the reserve of income to be realized, whenever realized and if they are not absorbed by losses incurred in subsequent fiscal years, shall be added to the first dividend declared following realization.

b. Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c. Inform the amount occasionally retained

There is no retention of mandatory dividend as a result of the financial situation of the Company.

11. Retained mandatory dividend as a result of the financial situation of the Company

There is no retention of mandatory dividend as a result of the financial situation of the Company.

12. Designation of income for contingencies reserve

There is no designation of income for the contingencies reserve.

13. Designation of income for the reserve of income to be realized

There is no designation of income for the reserve of income to be realized.

14. Designation of income for reserves stipulated by the Bylaws a Describe the Articles contained in the Bylaws providing for the reserve

The reserve for expansion is provided for by Article 35, Paragraph 2 of the Company Bylaws, to wit:

“Article 35 – (...) Paragraph 2 – The Reserve for Expansion is created and has the purpose of ensuring funds to finance additional applications of fixed and working capital and shall be formed with up to one hundred percent (100%) of the remaining net income after the designations stipulated by letters "a" [contingencies reserve], "b" [limit to contingencies reserve], and "c" [reserve of income to be realized] of item IV, in that the total amount of such reserve may not exceed the amount of the Company’s Capital Stock.”

b. Identify the amount designated for the reserve

The Management proposes the retained earnings designated for the reserve for expansion in the amount of R$ 379,350,436.63.

c. Describe the calculation

The amount designated for the Reserve for Expansion is equivalent to 90% of the Adjusted Net Income for the fiscal year ended on December 31, 2009. The Adjusted Income is calculated as follows:

Net Income for the Fiscal Year – R$ 591,579,628.27
Legal Reserve (5%) – R$ (29,578,981.41)
Tax Base for Dividends – R$ 562,000,646.86
Dividends (25%) – R$ (140,500,161.71)
Adjusted Net Income – 421,500,485.14
Reserve for Expansion (90%) – R$ 379,350,436.63

15. Retained earnings provided for by capital budgeting

a. Identify the amount of retained earnings

Management proposes that earnings be retained in the amount of R$ 421,500,485.14, in that R$ 379,350,436.63 for the reserve for expansion (under Article 35, Paragraph 2 of the Company Bylaws) and R$ 42,150,048.51 based on capital budgeting under Section 196, Paragraph 2 of Law 6,404/76.

b. Provide a copy of the capital budgeting

See Annex I.

16. Designation of the income for the tax incentives reserve

There is no designation of income for any tax incentives reserves.

MANAGEMENT PROPOSAL

To the Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) hereby proposes to the Annual and Special Shareholders’ Meeting the Investment Plan for 2010 of the Company and its subsidiaries, including Globex Utilidades S.A., in the total amount of R$ 1,601,093,000.00, related to: (i) conversion or to open stores and purchase land; (ii) refurbish stores; and (iii) infrastructure (IT, Logistics and others).

This is our proposal.

São Paulo, March 28, 2010.

THE MANAGEMENT

CAPITAL BUDGETING

To the Shareholders: In accordance with Section 196 of Law 6,404 dated December 15, 1976, as amended by Laws 9,457 dated May 5, 1997, 10,303 dated October 31, 2001 and 11,638 dated December 28, 2007, the Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO does hereby:

1.	Inform the designation of the Retained Earnings for 2008 (Reserve for Expansion and Capital Budgeting) as approved at the 2009 Annual and Special Shareholders’ Meeting:

(i) The Company’s Investment Plan for 2009 amounted to one billion, three hundred twenty-four million, seventy-eight thousand Reais (R$ 1,324,078,000.00). However, the investment made by the Company totaled R$ 723,073,850.97. Out of such amount, R$ 76,931,864.25 were used in the Reserve for Expansion (Article 35 – Paragraph 2, of the Bylaws) and R$ 8,547,984.92 were used in the Budgeting Capital (Article 196, Paragraph 2 of Law 6,404/76). The difference, related to R$ 637,594,001.80, was borne both with funds from the very Company, resulting from the Company’s operational activity, and with funds raised from third parties. Said investments were designated for:

- R$ 204,662,044.91 for the opening of new stores and purchase of land;

- R$ 309,039,827.47 for refurbishment of stores; and

- R$ 209,371,978.59 for infrastructure (IT, Logistics and others).

(ii) The balance of the Reserve for Expansion and the Budgeting Capital, in the total amount of R$ 85,479,849.17 will be capitalized without emission of new shares by the Company on the Annual and Special Shareholders Meeting, according to the Management Proposal that will be sent to the Shareholders.

2.
Inform that the Retained Earnings concerning the fiscal year of 2009 in the amount of R$ 421,500,485.14 as described below, shall be applied to the opening of new stores, refurbishment works and other investments, as per the Investment Plan for 2010, to be approved by the members of the Board of Directors. The Investment Plan for 2010 shall be funded both by said proposed Retained Earnings and by funds generated by the operational activity of the Company during the fiscal year:

- R$ 379,350,436.63 – Reserve for Expansion (Article 35 – Paragraph 2 of the Company Bylaws);

- R$ 42,150,048.51 – Capital Budgeting (Section 196 of Law 6,404/76);

This is our proposal.

São Paulo, March 28, 2010.
THE MANAGEMENT

Reference Form – Companhia Brasileira de Distribuição

10. EXECUTIVE REPORT – MANAGEMENT REVIEW AND DISCUSSION OF THE FINANCIAL POSITION AND OPERATING RESULT OF THE COMPANY

10.1. Comments of the Executive Officers on:

(a) Overall financial position

The operating and financial information of our Company presented hereunder address the implications that emerged from the acquisition of Globex Utilidades S.A. (“Globex” or “Ponto Frio”) in July 2009.

We understand that our Company enjoys a financial position that is adequate to support our capital expansion and investment plans, as well as to meet liquidity requirements and satisfy our short- and long-term liabilities. Notwithstanding, our position may be influenced by certain situations beyond our control, such as the growth and stability of the Brazilian economy.

In addition to fulfilling most of our goals in 2009, which attests to the soundness of our business plan and activities, our opinion on our Company’s financial position is supported by the following economic and financial premises drawn from our consolidated financial statements for the year ended on December 31, 2009:

  Gross sales of R$26,223 million and net sales of R$23,254.2 million, representing a year-over-year increase of 25.7% and 29%, respectively, compared to the same period last year.

  Gross profit of R$5,760.4 million and a gross margin of 24.8%;

  Total operating expenses reached 18.3% of net sales, and R$ 4,259.3 million in the aggregate;

  EBITDA of R$ 1,501.1 million, with an EBITDA margin of 6.5%;

  Net debt (net financial debt) of R$ 703.1 million, with a net debt to EBITDA ratio of 0.47x; and

  Net shareholders’ equity of R$6,559.5 million, representing an increase compared to last year’s net shareholders’ equity of R$ 5.407,7. Thus, the net debt to net shareholders’ equity ratio was 10.7% .

(b) Capital structure and potential stock redemption

We understand that our current capital structure, evaluated primarily by the net debt to EBITDA ratio, reflects a degree of leverage in agreement with the Company’s policy that calls for a net financial debt to EBITDA ratio of less than 1.

The chart below indicates our capital structure as of December 31, 2009:

(R$ million)

Total debt	3,047.3
Cash	2,344.2
Net financial debt	703.1
Net debt to EBITDA	0.47x
Net debt to shareholders’ equity	10.7%

Reference Form – Companhia Brasileira de Distribuição

There is no potential redemption of stock issued by the Company.

(c) Ability to repay debts

As of December 31, 2009, our EBITDA was R$1,501.1 million, and our interest expenses were R$536.3 million. Accordingly, our EBITDA to interest coverage ratio was 2.80 x relating to our financial expenses for the year ended on December 31, 2009.

The figures above show that our cash flow, in addition to our currently available funds, reflect a strong ability to repay debt and enable the Company to satisfactorily meet its short- and long-term financial liabilities.

(d) Financing of working capital and investments on non-current asset used by the Company

We raise funds in a number of ways, such as by: (A) finance arrangements comprised by (i) loans denominated in Brazilian reais with repayment obligation and accruing interest at the DI rate; (ii) loans denominated in foreign currency, which loans are immediately swapped in full for other liabilities denominated in reais and accruing interest at the DI rate (full swap transactions); and (iii) loans obtained from the Brazilian National Bank for Economic and Social Development (”BNDES”), some of which are denominated in reais and some others tied to a foreign currency basket (these loans are also swapped for liabilities denominated in reais and accruing interest at the DI rate), plus per annum interest; and (B) funds raised in the capital market through the issue of debentures and securitization transactions.

We did not face any difficulties in obtaining loans or refinancing our current debts in 2009. As of December 31, 2009, we did not make any facility arrangements other than existing loan agreements entered with the BNDES. For detailed information on agreements entered into by the Company and the BNDES, please see item (f) below, “Relevant Loan and Financing Agreements”.

(e) Financing of working capital and investments on non-current assets that the Company intends to use for covering liquidity shortcomings

Please see item (d) above for more information on the financing of working capital and investments on non-current assets that the Company intends to use for covering any liquidity shortcomings.

(f) Indebtedness & debt breakdown

Reference Form – Companhia Brasileira de Distribuição

Relevant loan and financing agreements

Swaps

We use swap transactions to convert U.S. dollar-, yen-denominated, and fixed interest rate loans into liabilities denominated in reais that accrue interest based on the fluctuation of the DI rate. The annual reference rate for the DI rate as of December 31, 2009, was 8.55%, and 12.38% in 2008.

		Parent Company			Consolidated

		Rate*	2009	2008	Rate*	2009	2008

Debt
Domestic Currency
Unibanco	CDI		-	-	100%	4	-
Banco do Brasil	CDI	11%	345,310	381,089	11%	404,332	430,189
Itaú	CDI		-	-	1.5%	1,702	-
Bradesco	CDI		-	-	1.5%	-	-
IBM			-	-	0.8%	25,517	-
Alfa	CDI		-	-	1.5%	5,101	-

			345,310	381,089		436,656	430,189

Foreign Currency
ABN AMRO	YEN	1.69%	118,271	156,269	5.51%	381,524	480,736
Santander	USD	5.94%	245,045	490,097	6.26%	282,225	539,423

			363,316	646,366		663,749	1,020,159

Swap Agreements
ABN AMRO	CDI	101.8%	(8,131)	(44,835)	103.2%	102,902	(23,689)
Santander	CDI	101.6%	19,047	(92,775)	103.2%	49,269	(92,775)
Votorantim	CDI	100.0%	195	1,861	100.0%	197	17,574
Pactual	CDI	100.0%	718	7,062	100.0%	718	7,062
BRASIL	CDI	105.7%	984	-	105.7%	1,098	-

			12,813	(128,687)		154,184	(91,828)

Overall Total			721,439	898,768		1,254,589	1,358,520

* Weighted Average Rate

BNDES

The facility obtained from the BNDES accrues interest based on the TJLP rate plus an annual interest rate component. In the event the TJLP exceeds 6% p.a., the percentage by which the actual rate exceeds the 6% is compounded to the principal outstanding balance. We also have loans indexed to a basket of foreign currencies, in addition to the relevant charges that are accrued to the outstanding balance plus annual interest, that are also swapped for other liabilities accruing interest rate based on the variation of the DI rate. Loans are repaid in monthly installments after a relevant grace period as detailed below.

For the year ended December 31, 2009, we had three (3) loan agreements with BNDES in force that were made on November 14, 2003; May 22, 2007; and July 2, 2009, respectively. The first of these loans was indexed to the foreign currency basket, while the other two accrued interest at the TJLP rate. On December 31, 2009, the total balance relative to all foregoing agreements was equivalent to approximately R$112 million.

In addition to complying with certain regulations issued by the BNDES, namely Resolution No. 665/87 (Policy Regarding Provisions Applicable to BNDES Agreements) and Resolution No. 660/87 (Follow-Up Policy and Standards), we are also required to meet certain financial ratios (as per our debt covenants) computed based on our consolidated financial statements in accordance with accounting standards used in Brazil, including: (i) maintaining a shareholders’ equity to total asset ratio greater than, or equal to 0.4 1; and (ii) maintaining a liquidity ratio (current assets/current liabilities) greater than, or equal to 1.05. Our Management effectively controls and follows up on the compliance with such debt covenants. As of December 31, 2009, our shareholders’ equity to total asset ratio was 0.37% and the liquidity ratio was 1.37% . Our parent company provides surety in the loans obtained from the BNDES and is jointly and severally liable until all relevant loans are repaid.

Reference Form – Companhia Brasileira de Distribuição

Annual Financial Charges	Grace period	No. of Monthly installments	Maturity	Parent Company		Consolidated
				2009	2008	2009	2008

Currency Basket + 4.125%	14	60	Jan/2010	654	11,439	654	11,439
TJLP + 4.125%	12	60	Nov2009	-	51,730	-	51,730
TJLP + 1.0%	12	60	Nov2009	-	3,124	-	3,124
TJLP + 3.2%	6	60	Nov2009	96,385	129,277	96,385	129,277
TJLP + 2.7%	6	60	Nov2009	13,924	18,676	13,924	18,676
TJLP + 4.5%	4	24	Feb/2010	-	-	7,336	-
TJLP + 4.5%	5	24	Jan/2011	-	-	4,018	-
TJLP + 2.3%	5	48	May/2012	-	-	2,538	-
TJLP + 2.3%	11	48	Jun/2013	-	-	13,035	-
TJLP + 2.8%	7	48	Nov/2011	-	-	25,910	-
TJLP + 2.8%	6	48	May/2012	-	-	9,715	-

				110,963	214,246	173,515	214,246

Debentures

The chart below describes the breakdown of the debentures issued by our Company as of December 31, 2009:

	Type	Outstanding Securities	Annual Financial Charges	Unit Price	2009	2008

6th Issue
1st Series	No preference	54,000	CDI + 0.5%	10,293	555,821	564,713
2nd Series	No preference	23,965	CDI + 0.5%	10,293	246,672	250,618
7th Issue
1st Series	No preference	200	119% of CDI	1,056,320	211,264	-
8th Issue
1st Series	No preference	500	109.5% of CDI	1,003,959	501,979	-
6th Issue
1st and 2nd Series	Interest Swap		104.96% of CDI		655	2,024

Funding Cost					(15,649)	(2,626)

Parent Company / Consolidated short and long-term					1,500,742	814,729

Non-current Liabilities					1,481,356	777,868

Current Liabilities					19,386	36,861

Other long-term arrangements with financial institutions

_______________________________
1 As of March 3, 2010, the equity to total asset ratio is 0.30% .

Reference Form – Companhia Brasileira de Distribuição

Except for the transactions described above, we do not have other long-term loan agreement with any financial institutions.

Degree of Company debt subordination

No subordination exists to our debt.

Restrictions on indebtedness limits, taking of new loans, distribution of dividends, disposal of assets, issuance of new securities, and sale of controlling interest

All agreements entered into with the BNDES are subject to certain provisions applicable to agreements made with the BNDES. Pursuant to such provisions, borrowers of BNDES funds, including our Company, shall not, without the prior authorization of the bank: (i) assign seniority to other debts; (ii) perform stock amortizations; (iii) issue debentures; (iv) issue founders’ capital stock; (v) assume new indebtedness; and (vi) dispose of, or encumber any fixed assets, subject to any qualifications explicitly provided for in the provisions applicable to agreements made with the BNDES.

In accordance with the documentation relating to its Sixth Debenture Issue, the Company is subject to the following restrictions: (a) no payment of any dividends shall be made to the Company’s shareholders, including any accelerated dividends and/or proceeds in the form of interest on the shareholders’ equity, for as long as the Company remains in default with regard to the debentures included in the Sixth Issuance, except, however, for the payment of any statutory dividend as provided for in section 35(IV)(c) of our By-laws; (b) the following transactions shall not take place, except where they meet the applicable requirements: any restructuring that may lead to the Company being spun off, merged into, or taken over by any other company without the prior explicit consent of the holders of any debentures included in the Sixth Issuance, except where any such spin-off, merger or takeover transaction complies with the requirements set forth in article 231 of the Brazilian Corporate Law; any transfer of a controlling interest in the Company to any third party, except in the event of (1) a transfer of interest among our existing controlling companies or (2) a transfer of any direct or indirect controlling interest in the Company to any company in the food retail industry that is assigned a credit rating of investment grade, on a global basis or similar, by Standard & Poor's, Moody's or Fitch Ratings, or, in the event that the acquiring party has no such credit rating available, that the credit rating applicable to the debentures included in the Sixth Issuance is not reduced; and (c) for as long as any debentures included in the Sixth Issue of Debentures of the Company are outstanding, maintain certain financial ratios and comply with certain limits, namely, a consolidated net debt that is less than the shareholder’s equity and a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.25, as set forth in the indenture relative to the Sixth Issue of Debentures of the Company, such limits and ratios to be calculated at the last day of each quarter based on the twelve (12) months preceding the relevant calculation date.

In accordance with the indenture of its Seventh Issue of Debentures, the Company is subject to the following restrictions: the following transactions shall not take place, except where they meet the applicable requirements: (a) no restructuring shall take place that may lead to the Company being spun off, merged into, or taken over by any other company without the prior explicit consent of the holders of any debentures included in the Seventh Issue of Debentures, subject to the quorum for adopting resolutions as set forth in the relevant indenture, except where any such spin-off, merger or takeover transaction complies with the requirements set forth in article 231 of the Brazilian Corporate Law; any transfer of a controlling interest in the Company to any third party, except in the event of (i) a transfer of interest among the Company’s existing controlling companies or (ii) a transfer of any direct or indirect controlling interest in the Company to any company in the food retail industry, provided, however, that any such direct or indirect transfer of a controlling interest to a company in the food retail industry does not reduce the credit rating applicable to the debentures included in the Seventh Issue of Debentures of the Company; and (2) does not result in concentration of risk of a holder of any debentures included in the Seventh Issue of Debentures in relation to the Company in excess of the limits set forth by the laws and regulations in force and applicable to the holders of any debentures included in the Seventh Issue of Debentures of the Company, as the case may be; and (b) for as long as any debentures included in the Seventh Issue of Debentures of the Company are outstanding, maintain certain financial ratios and comply with certain limits, namely, a consolidated net debt that is less than the shareholders’ equity and a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.25, as set forth in the indenture relative to the Seventh Issue of Debentures of the Company, such limits and ratios to be calculated at the last day of each quarter based on the twelve (12) months preceding the relevant calculation date, the first of which calculations was made based on the consolidated financial statements of the Company for the quarter ended on June 30, 2009.

Reference Form – Companhia Brasileira de Distribuição

In accordance with the indenture of its Eighth Issue of Debentures, the Company is subject to the following restrictions: the following shall not take place, except where the applicable requirements are met: (a) no restructuring shall take place that may lead to the Company being spun off, merged into, or taken over by any other company without the prior explicit consent of the holders of any debentures included in the Eighth Issue of Debentures, subject to the quorum for adopting resolutions as set forth in the relevant indenture, except where any such spin-off, merger or takeover transaction complies with the requirements set forth in article 231 of the Brazilian Corporate Law; any transfer of a controlling interest in the Company to any third party, except in the event of (i) a transfer of interest among the Company’s existing controlling companies or (ii) a transfer of any direct or indirect controlling interest in the Company to any company in the retail industry; (l) any amendment to the purpose of the Company in such way that the Company’s core business ceases to be trading in food and food supplies; and (b) for as long as any debentures included in the Eighth Issue of Debentures of the Company are outstanding, maintain certain financial ratios and comply with certain limits, namely, a consolidated net debt that is less than the shareholders’ equity and a consolidated net debt to consolidated EBITDA ratio less than or equal to 3.25, as set forth in the indenture relative to the Eighth Issue of Debentures of the Company, such limits and ratios to be calculated on the last day of each quarter based on the twelve (12) months preceding the relevant calculation date, the first of which calculations was made based on the consolidated financial statements of the Company for the quarter ended on September 30, 2009.

(g) Usage cap on existing loans

As of December 31, 2009, our capital stock was R$5,374.8 million, and the amount in outstanding debentures issued by the Company was R$1,481.4, as described in item (f), “Relevant loan and financing agreements”, above. Therefore, in accordance with the provisions of article 60 of the Brazilian Corporate Law, our debenture to capital stock ratio as of December 31, 2009, was 27.6%, thus meeting the legal requirement and allowing for additional financing through the issue of new long-term debt instruments in the capital market.

The Company has a credit limit with the BNDES for funding part of its 2009-2011 Expansion and Renovation Plan of approximately R$900 million. As of December 31, 2009, no amount had been taken by the Company nor released by the BNDES under the relevant loan agreement. The funds under all other loan agreements made by the Company have been released.

(h) Significant changes in items of the financial statements

Reference Form – Companhia Brasileira de Distribuição

The consolidated financial information of the Company appearing in the balance sheets and income statements for the years ended on December 31, 2009, 2008 and 2007, inclusive, were derived from consolidated financial statements of the Company prepared in accordance with the accounting standards used in Brazil and as required by the Brazilian Corporate Law, including, for years ended as of January 1, 2008, any changes introduced by Law No. 11,638, dated December 28, 2007, (“Law No. 11,638/07”), and by Provisional Measure No. 449, dated December 3, 2008, as subsequently enacted into Law No. 11,941, dated May 27, 2009, (“Law No. 11,941/09”), by regulations issued by CVM and by any statements issued by the Accounting Standards Board (respectively “BR GAAP” or “Accounting Standards Used in Brazil” and “CPC”).

Income statement

Years ended on December 31, 2009, and on 31 December, 2008

(Consolidated)	Year ended on December 31

	2009	% of Net Revenues	2008	% of Net Revenues	% variation 2009/2008
Gross sales of goods and/or services	26.223,0	112.8%	20,856.8	115.7%	25.7%
Deductions to gross sales	(2,968.8)	(12.8%)	(2,823.7)	(15.7%)	5.1%
Net revenue of sale of goods and/or services	23,254.2	100.0%	18,033.1	100.0%	29.0%
Cost of goods and/or services sold	(17,493.8)	(75.2%)	(13,279.5)	(73.6%)	31.7%
Gross income (loss)	5,760.4	24.8%	4,753.6	26.4%	21.2%
Total operating expenses	(4,259.3)	(18.3%)	(3,431.1)	(19.0%)	24.1%
Selling expenses	(3,519.0)	(15.1%)	(2,857.1)	(15.8%)	23.2%
G&A	(740.3)	(3.2%)	(574.0)	(3.2%)	29.0%
Net financial revenue (expense)	(284.6)	(1.2%)	(316.8)	(1.8%)	(10.2%)
Financial revenues	251.7	1.1%	292.1	1.6%	(13.8%)
Financial expenses	(536.3)	(2.3%)	(608.9)	(3.4%)	(11.9%)
Other operating incomes	(135.8)	(0.6%)	(10.9)	(0.1%)	1,144.1%
Income (loss) of permanent assets	(21.7)	(0.1%)	(10.9)	(0.1%)	98.5%
Non-recurring income	(114.1)	(0.5%)	0.0	0.0%	-
Depreciation/amortization	(454.0)	(2.0%)	(604.7)	(3.4%)	24.9%
Equity Income	17.6	0.1%	2.9	0.0%	501.6%
Operating income	644.2	2.8%	393.0	2.2%	63.9%
Income tax	(6.4)	(0.0%)	(111.0)	0.6%	(94.3%)
Minority interest	(13.8)	(0.1%)	0.7	0.0%	-
Statutory interest/contributions	(32.5)	(0.1%)	(22.2)	(0.1%)	46.6%
Net income (loss)	591.6	2.5%	260.4	1.4%	127.2%
Earnings per share	2.3		1.1		110.0%

Net Sales Revenue

Our net sales revenue increased by 29.0%, from R$18,033.1 million in 2008 to R$23,254.2 million in 2009.

One highlight among the drivers that contributed to the increase in our net sales revenues in 2009 is the acquisition of Ponto Frio in July 2009. This transaction, in addition to strengthening our position within non-food related industries, also enabled the Company to capture gains in terms of market share and consolidate the sales foundations introduced in our daily operations since 2008, namely, assortment, pricing, communication and customer service.

Gross Income

Reference Form – Companhia Brasileira de Distribuição

Our gross income went up from R$4,753.6 million in 2008 to R$5,760.4 million in 2009. Although our gross margin was negatively affected by 160 basis points in 2009, our gross income increased 21.2% . This drop in the gross margin resulted a number of situations: (i) effects of an expanded tax substitution regime beginning in 2008 that changed the way the ICMS is levied, particularly in the State of São Paulo, causing an increase in the cost of goods and in net revenues to the extent that now the ICMS ceased to be levied in the sales tax line and was included in the cost of goods sold; and (ii) effect of an increased participation of Assai and of consumer electronics selling at lower margins than food products, however contributing to a larger average ticket.

Furthermore, the Company implemented a strategy to expand its participation in new businesses and grow in a sustainable manner, with continued expense monitoring and investments in terms of price competitiveness, where more competitive prices are offset by leveraging sales but allow for gains in terms of cash margins.

Operating revenues (expenses)

The total operating revenue of the Company increased 24.1%, up from R$3,431.1 million in 2008 to R$4,259.3 million in 2009. Measured as a percentage of net sales, expenses reached 18.3% in 2009, a year-over-year reduction of 70 basis points. This is the smallest expense level ever recorded by our Group, and is a result of continued expense monitoring.

It is important to highlight that in 2008 our total operating expense was affected by restructuring costs in the amount of R$23 million (before deduction of taxes). If this amount was disregarded in the 2008 calculation, the total operating expenses of the Company in 2009 would have shown a pro-forma increase of 25.0% compared to 2008 figures.

Financial revenues (expenses)

Net financial revenues decreased 10.2%, down from financial expenses of R$316.8 million in 2008 to expenses of R$284.6 million in 2009. This decrease was due to the effect of mark to market accounting and updated assets/liabilities that exceeded gains with lower interest rates (DI rate) and the net debt in the period.

Depreciation and amortization

Depreciations and amortizations totaled R$454.0 million in 2009, a decrease of 24.9% versus the R$604.7 million recorded in 2008. This variation measured resulted primarily from the accounting standard harmonization process introduced by Law No. 11,638/07, which law mandated that goodwill ceased to be amortized as of January 1, 2009.

Operating income

The operating income of the Company increased 63.9%, up from R$393.0 million in 2008 to R$644.2 million in 2009. This was a result of the following: (i) increase of 29.0% in net sales revenues; (ii) increase of 31.7% in costs of goods and/or services sold; and (iii) increase of 24.1% in operating expenses.

Income tax

Reference Form – Companhia Brasileira de Distribuição

Expenses with the income tax of the Company decreased from R$111.0 million to R$6.4 million in 2009. The reduced tax expense resulted essentially from (i) deferred income tax credit derived from past tax losses of Globex; and (ii) non-taxable revenues and expenses.

Net income

As described above, the Company’s net income increased 127.2%, from R$260.4 million in 2008 to R$591.6 million in 2009. It is important to note that, in 2008, the net income was impacted by restructuring expenses incurred in the first quarter of the year, in an aggregate amount of R$17.2 million. Even with the incorporation provided for in the recent Law No. 11,638/07, the net income in 2008 was affected by the amortization of goodwill in the amount of R$112.6 million. Similarly, in 2009 the Company's net income was affected by non-recurring events in the amount of R$50.6 million. Accounting for the impacts of such events, the Company’s net income reached R$642.2 million in 2009, a pro-forma increase of 56.0% in relation to 2008 figures.

Balance sheet

Years ended on December 31, 2009, and on 31 December, 2008

Balance Sheet – Consolidated Assets

(in R$ million)	Year ended on December 31

	2009	%	2008	%	variation 2009/2008

Current assets	8,532.7	47.4%	5,652.5	41.7%	51.0%
Available funds	2,344.2	13.0%	1,625.6	12.0%	44.2%
Credits	3,356.2	18.6%	2,456.0	18.1%	36.7%
Inventory	2,827.5	15.7%	1,570.9	11.6%	80.0%
Others	4,9	0.0%	0.0	0.0%	0.0%
Non-current assets	9,480.0	52.6%	7,893.7	58.3%	20.1%
Long-term assets	2,644.7	14.7%	2,260.6	16.7%	17.0%
Sundry credits	2,378.5	13.2%	1,984.1	14.7%	19.9%
Related-party credits	266,1	1.5%	276.5	2.0%	(3.8%)
Others	0.0	0.0%	0.0	0.0%	0.0%
Fixed assets	6,835.4	37.9%	5,633.1	41.6%	21.3%
Investments	212.4	1.2%	113.9	0.8%	86.5%
PPE	5,248.9	29.1%	4,859.5	35.9%	8.0%
Intangible assets	1,374.0	7.6%	659.7	4.9%	108.3%
Total assets	18,012.7	100.0%	13,546.2	100.0%	33.0%

Balance Sheet – Consolidated Liabilities

(R$ million)	Year ended on December 31

	2009	%	2008	%	variation 2009/2008

Current liabilities	5,801.7	32.2%	3,418.0	25.2%	69.7%
Financing and Loans	441.2	2.4%	300.6	2.2%	46.8%
Debentures	19.4	0.1%	36.9	0.3%	(47.4%)
Suppliers	4,004.4	22.2%	2,409.5	17.8%	66.2%
Taxes, fees, and contributions	313.7	1.7%	110.2	0.8%	184.6%
Dividends payable	98.1	0.5%	68.0	0.5%	44.2%
Related-party debts	31.7	0.2%	12.4	0.1%	155.2%
Provisions	0.0	0.0%	0.0	0.0%	-
Others	893.3	5.0%	480.4	3.6%	86.0%
Non-Current liabilities	5,545.8	30.8%	4,616.2	34.1%	20.2%
Financing and Loans	2,183.1	12.1%	2,300.2	17.0%	(5.1%)
Debentures	1,481.4	8.2%	777.9	5.7%	90.4%
Provision for court rulings	367.2	2.0%	1,244.1	9.2%	(70.5%)
Others	1,514.2	8.4%	294.0	2.2%	415.1%
Minority interests	105.7	0.6%	104.3	0.8%	1.4%
Net equity	6,559.5	36.4%	5,407.7	39.9%	21.3%
Total liabilities	18,012.7	100.0%	13,546.2	100.0%	33.0%

Reference Form – Companhia Brasileira de Distribuição

Balance sheet assets

Current

Available cash, funds, and banks

The Company's available cash, funds, and banks increased 44.2%, from R$1,625.6 million in 2008 to R$2,344.2 million in 2009, due primarily to an increase of 54.2% in the Company’s financial investments derived from the Seventh and Eighth Issue of Debentures of the Company.

On December 31, 2009, our available cash, funds, and banks represented 13.0% of our assets, versus 12.0% on December 31, 2008.

Credits

The Company’s credits increased 36.7%, from R$2,456.0 million in 2008 to R$3,356.2 million in 2009, due primarily to the consolidation of Globex’s receivables as a result of its acquisition, as well as on account of an increase in the sales via credit cards, which also increased following an increase in sales revenues.

Inventory

Inventories increased 80.0%, from R$1,570.9 million in 2008 to R$2,827.5 million in 2009, due primarily to the acquisition of Globex and the Company’s organic growth.

Non-current

Investments

The Company’s investments increased 86.5%, from R$113.9 million in 2008 to R$212.4 million in 2009, due primarily to (i) an increase in the capital stock of Miravalles Empreendimentos e Participações S.A. (merged by Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento, “FIC”); and (ii) a shares swap transaction between Banco Investcred ("BINV") and FIC, in consequence of the merger with the BINV’s partial part into FIC, opening of new stores, renovation and conversion of existing stores and upgrades of existing infrastructure (IT, logistics and other).

On December 31,2009, our investments represented 1.2% of our assets, versus 0.8% on December 31, 2008.

PPE

Reference Form – Companhia Brasileira de Distribuição

Plant, property and equipment increased 8.0%, from R$4,859.5 million in 2008 to R$5,248.9 million in 2009, due primarily to the opening of new stores in the period. These stores are not operating yet.

On December 31, 2009, our plant, property and equipment represented 29.1% of our total assets, versus 35.9% on December 31, 2008.

Intangible assets

Intangible assets increased 108.3%, from R$659.7 million in 2008 to R$1,374.0 million in 2009, due primarily to goodwill additions derived from the acquisition of Globex and from the remaining 40% of the capital stock of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”).

On December 31, 2009, our intangible assets represented 7.6% of our total assets, versus 4.9% on December 31, 2008.

Balance sheet liabilities

Current

Short-Term Financing and Loans

Short-term financing and loans increased 46.8%, from R$300.6 million in 2008 to R$441.2 million in 2009, due primarily to adjustments in interest, swap and mark-to-market accounting.

On December 31, 2009, our short-term financing and loans represented 2.4% of our total liabilities, versus 2.2% on December 31, 2008.

Short-term – Debentures

Short-term indebtedness related to debentures issued by the Company decreased 47.4%, from R$36.9 million in 2008 to R$19.4 million in 2009, due primarily to adjustments in interests, swap and mark-to-market accounting.

On December 31, 2009, our short-term debentures represented 0.1% of our total liabilities, versus 0.3% on December 31, 2008.

Suppliers

Supplier liabilities increased 66.2%, from R$2,409.5 million in 2008 to R$4,004.4 million in 2009, due to the acquisition of Globex and the related impact caused by the absorbed supplier account.

On December 31, 2009, our supplier liabilities represented 22.2% of our total liabilities, versus 17.8% on December 31, 2008.

Reference Form – Companhia Brasileira de Distribuição

Non-current

Long–term financing and loans

Long-term financing and loans decreased 5.1%, from R$2,300.2 million in 2008 to R$2,183.1 million in 2009, due to the reassignment of real-and foreign-currency denominated financing agreements as short-term liabilities.

On December 31, 2009, our long-term financing and loans represented 12.1% of our total liabilities, versus 17.0% on December 31, 2008.

Long–term – Debentures

Long-term indebtedness related to debentures issued by the Company increased 90.4%, from R$777.9 million in 2008 to R$1,481.4 million in 2009, due primarily to the Seventh and Eighth Issue of Debentures of the Company. For additional information on debentures issued by the Company, please refer to item 18.5 of the Reference Form.

On December 31, 2009, our long-term debentures represented 8.2% of our total liabilities, versus 5.7% on December 31, 2008.

Provision for court rulings

The Company’s provisions decreased 70.5%, from R$1,244.1 million in 2008 to R$367.2 million in 2009, essentially on account of joining the Tax Recovery Program (“REFIS”) introduced by Law No. 11,941/09. Opting in to REFIS translated an increase of 415.1% in Other items on account of opting in to said tax payment scheme.

Net equity

Our net equity increased 21.3%, from R$5,407.7 million in 2008 to R$6,559.5 million in 2009, due primarily to an increase in the Company’s stock capital as a result of the acquisition of Globex and of the revenue reserve account.

Other assets and liabilities

Assets and liabilities not discussed above did not show significant changes in the comparison between their balances determined as of December 31 for years 2009 and 2008.

10.2. Comments of the Executive Officers on:

(a) Results of operations, especially: (i) discussion of any relevant components of the Company’s revenues; and (ii) drivers materially affecting the Company’s operating income (loss)

The Company’s gross revenues increased 25.7% in 2009, being:

• 66.9%, or R$17,544.3 million, derived from sales of food-related products; and

• 33.1%, or R$8,678.8 million, derived from sales of non-food products.

Reference Form – Companhia Brasileira de Distribuição

Thus, 66.9% of the Company’s gross operating income derived from sales of food-related products, and 75.7% in 2008. Revenue tax totaled R$2,968.8 million, or approximately 11.3% of our gross operating income.

The Company also increased its market share, especially in sales of non-food products, which also increased over 13.5% in same store sales.

Moreover, the Company strengthened its position in the non-food product segment with two significant initiatives: the acquisition of the Ponto Frio chain in June 2009, and the joint venture agreement signed with Casa Bahia in December 2009. The goal of these two transactions is to improve the Company’s complementary position in the durable goods market by serving consumers of different social strata. The Company significantly increased its activities in this segment, is leveraging synergies and aiming at excellence in service to offer a number of advantages to consumers in 2010.

One highlight among the drivers that enhanced the Company’s performance is the consolidation of sales foundations introduced in our daily operations during 2008, namely, assortment, pricing, communication and customer service.

(b) Changes in revenues due to changes in prices, exchange rates, inflation, volume procurement, and the introduction of new products and services

The Company’s financial situation and the income (loss) of its business is tied to Brazilian macroeconomics and drivers such as unemployment rate, availability of consumer credit and increasing average wages.

The Company’s operating expenses, as well as all of its cash expenses (in other words, expenses other than depreciation and amortization), are incurred in reais and change according to the inflation in Brazil. In this respect, any increase of interest rates and inflation may influence the prices of products sold in Company’s stores. On the other hand, the Company negotiates large volumes with its suppliers, thus reducing its exposition to the aforementioned changing drivers. Thus, the Company’s revenues and expenses were not significantly influenced by the foregoing drivers.

(c) Impact of inflation, changes in prices of our key supplies and products, exchange and interest rates on the Company's operating income

In addition to paragraph (b) above, we believe that the devaluation or appreciation of real against the U.S. dollar has, and will have, an impact on the Company’s income (loss) derived from import transactions, which transactions accounted for 3.5% of our sales in 2009.

The Company’s net financial revenues were significantly affected in 2009 on account of the effect of mark to market accounting and the updating of assets/liabilities that exceeded any gains derived from lower interest rates (DI rate) and the net debt in the period.

10.3. Comments of the Executive Officers on the potential impact of the events below on the company’s financial statements and income (loss)

(a) Introduction or divestment of businesses

Reference Form – Companhia Brasileira de Distribuição

No introduction or divestment of any businesses has had, or is expected to have, a significant impact on the Company’s financial statement or bottom line. On the other hand, the Company increased its participation in the non-food product retail industry through the acquisition of Globex and entering into a joint venture agreement with Casa Bahia, as further described in item (b) below.

(b) Constitution, acquisition or sale of equity interests

Non-food retail industry – Globex and Casa Bahia

The Company strengthened its position in the non-food retail industry in 2009 with the following key initiatives: the acquisition of Globex in July and the entering into a joint venture agreement with Casa Bahia in December. These initiatives will ensure the Company’s complementary position in the durable goods market by serving consumers of different social strata. The Company’s expertise in such industry is expected to increase through leveraging synergies and excellence-driven customer service to offer a number of advantages to consumers in 2010, such as improved product assortment, competitive prices and access to credit.

Although bottom-line figures at Globex are far from what is expected by the Company, the transaction is being successfully implemented on the expected timeframe. Moreover, negative trends seen in early 2009 were reverted and there has been a strong rebound in sales. The synergies captured so far exceeded the initial expectations and have shown advantages in several areas: IT, logistics, marketing, procurement and also in access to credit. The resolution to strengthen the participation of the Company in the non-food segment is part of the strategic guidelines introduced in 2007 by the Company’s board of directors. Furthermore, recent studies show the importance and the growth potential of the non-food market in Brazil.

Our businesses in the non-food retail segment will be further reinforced through the integration and segmentation of e-commerce transactions of Ponto Frio (www.pontofrio.com.br) and Extra (www.extra.com.br).

Cash & Carry – Assaí Chain

In July 25, 2009 the Company acquired a holding equivalent to the remaining 40% of the controlling interest of Assaí. This transaction resulted in the Company becoming the indirect holder of all shares of the capital stock of Barcelona, which in turn owns the Assaí chain, thus increasing the Company’s footprint in the food retail industry’s cash&carry segment. Barcelona was already an indirect subsidiary of the Company through Sé Supermercados.

In view of the foregoing and considering the growth potential of the consumption power of classes C and D, we expect that the improved Company's footprint in the cash&carry sales segment of the food retail industry will have a positive, significant impact on the Company's financial statement and bottom line.

(c) Unusual events or transactions

There has been no unusual event or transaction.

10.4. Comments of the Executive Officers on:

Reference Form – Companhia Brasileira de Distribuição

(a) Significant changes in accounting standards

With the enactment of Law No. 11,638/07 and Law No. 11,941/09 on December 28, 2007, and May 27, 2009, respectively, several rules related to the reporting of consolidated financial data of companies subject to the Brazilian Corporate Law were changed. The main goal of said changes was to update the Brazilian corporate laws and make BR GAAP consistent with the IFRS (International Financial Reporting Standards).

Thus, as of the fiscal year ended December 31, 2008, the Company is required to comply with new legal requirements related to preparation and reporting of financial statements.

(b) Significant implications as a result of changes to accounting standards

In accordance with Technical Pronouncement CPC 01, issued by the Accounting Standards Board, as of January 2009 any goodwill derived from acquisition will cease to be amortized. Accordingly, said goodwill will now be subject to an impairment test. For 2009, the result of applying the new standards resulted in an amount of R$112.6 million.

(c) Qualifications and key concerns of the independent auditor’s opinion

There have been no qualifications or key concerns in the independent auditor’s opinion on the financial statements of the Company for fiscal years ended on December 31, 2007, 2008 and 2009.

The independent auditor’s opinion on the financial statements for fiscal year ended on December 31, 2007, includes, however, a paragraph emphasizing the cash flow and the added value statements referring to the years ended on December 31, 2007 and 2006, which were presented as supplementary information on our Company and subsidiaries, are not a mandatory integral part of the basic financial statements, pursuant to the accounting practices adopted in Brazil. This independent auditor’s opinion also informs that the cash flow and the added value statements were submitted to the same auditing procedures described in paragraph 2(e) of the respective report, and, therefore, according to the independent auditors’ opinion and based on the opinion of other independent auditors mentioned in the first paragraph of the opinion, these are duly presented, in all its material aspects, with regard to the financial statements as a whole.

The independent auditor’s opinion for the financial statements for the year ended on December 31, 2008, includes a paragraph emphasizing that as a result of the change in the accounting practices adopted in Brazil in 2008, the financial statements for the year ended on December 31, 2007, presented for purposes of comparability, were adjusted and are represented pursuant to NPC 12 – Accounting Practices, Accounting Changes and Estimates, and Error Correction.

10.5. Comments of the Executive Officers on the adoption of critical accounting standards, especially with regard to accounting estimates made by the management concerning uncertain, relevant concerns having an impact of the financial position and bottom line that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long- lived assets, life of non-current assets, pension plans, exchange currency conversion adjustments, environmental recovery costs, asset recovery test criteria and financial instruments

Reference Form – Companhia Brasileira de Distribuição

Management endeavors to report the Company’s financial information in plain, understandable fashion. However, due to the complexity of accounting and reporting standards it may not be possible to attain the desired clarity as the Company is required to employ accounting jargon when preparing and reporting its financial information.

With regard to the preparation of the Company’s financial reports for fiscal years ended on December 31, 2007, 2008 and 2009, we employed certain premises and variable elements drawn from past experience and several other criteria, both objective and subjective, which we deemed reasonable and relevant. As a result, the preparation of the Company’s financial statements include, but are not limited to, estimates relative to the life of fixed and intangible assets; allowance for doubtful accounts; allowance for inventory losses; Provision for investment losses; recovery of the value of fixed and intangible assets; expected realization of deferred income tax and social contribution; rates and time intervals applied in determining the present value adjustment for certain assets and liabilities; provision for contingencies; measurement of the amount of benefits paid under stock option plans and the fair value of financial instruments; and estimates for reporting the sensitivity analysis chart of financial instruments as per Statement No. 475, dated December 17, 2008, of the CVM.

In order to better adapt to the foregoing, we review premises, variable elements and estimates at least on a quarterly basis. Although these are reviewed during the ordinary course of business, the ongoing analysis of the Company’s operating and financial position often requires that we take decisions on certain inherently uncertain matters that relate to the carrying value of the Company’s assets and liabilities. Actual results may differ from estimates based on different premises or variables. Below is a summary of the accounting policy regarding such judgments made by the Management, together with an explanation of any premises and variables upon which said policies are drawn:

Inventories and payments made by suppliers

Inventories are accounted for by the least of the cost or market price, and any losses occurred during the reporting period are recorded and accounted for.

The Company received payment from suppliers under several programs, mainly those related to volume purchase incentives, warehousing allowances and refunds made under certain programs, such as price reduction, margin protection and publicity. Suppliers extend bonuses and volume-driven price discounts in the form of zero-cost product inventory replenishment and the benefit is recognized as any additional products are sold. Discounts and bonuses in cash are deemed product price reductions and recorded as reduction in the cost of goods sold. Considerable all cash payments made by suppliers are recorded as reduction in the relevant cost item and recognized in the income stament when certain conditions are met and inventory is sold. When the payment received by the Company is for services provided to the supplier, any amounts are accounted for as other income, and, when any such payment is by way of reimbursement for expenses incurred in the sale of products owned by the supplier, amounts are accounted for as reduction of such expenses.

Leases

We estimate the expected lease term of our stores taking into account the exercise of lease term extention options at the Company's sole discretion. Lease terms are used in determining whether premises are leased under financial or operating leases, and also the rent expense through the linear method. Furthermore, the useful life of leasehold improvements is limited by the lease term or useful life of the group to which that item belongs, by both or by the least between them.

Reference Form – Companhia Brasileira de Distribuição

Evaluation of long-lived assets

According to BR GAAP, pursuant to accounting standards issued by the CPC and approved by CVM and the Federal Accounting Board, CPC Statement No. 1 Asset Impairment, approved by CVM Resolution No. 527, dated November 1, 2007 (“CVM Resolution No. 527/07"), is intended to set forth procedures to ensure that assets are not accounted for a value exceeding the amount that can be recovered through the use of that asset in the ordinary business of the entity, or through any disposal thereof.

Each year we perform tests to see whether there is any evidence that the Company’s assets, or group of assets, are reduced in value. In case evidence of reduction is detected, we run an evaluation and account for any impairment determined.

Goodwill and business combinations

According to BR GAAP, goodwill is the difference between the amount paid for and the carrying value, according to BR GAAP (typically the calculation basis) of net assets acquired. Generally, goodwill typically comes from the difference between the carrying value and the market value of assets acquired, or explained based on the expected future profitability, and is amortized linearly over the remaining life of the asset, or within ten years. Any goodwill occurring in a subsidiary that has been recently merged into its controlling parent is reassigned to intangible assets. As of 2009, in accordance with CPC Statement No. 1 Asset Impairment, as approved by CVM Resolution No. 527/07, and with CPC Statement No. 4 Intangible Assets, as approved by CVM Statement No. 553, dated November 12, 2008, goodwill balances will cease to be amortized but be subject to yearly impairment tests.

Deferred tax

According to BR GAAP, the Company determines and pays for income tax based on the income statement as required by the applicable tax laws. Deferred tax asset and liabilities are accounted for based on the difference between the book value shown in the financial statement and the taxable basis of such assets and liabilities.

Furthermore, the deferred tax asset is recorded when its recoverability is deemed likely to occur, however limited to the amount of assets that will be recovered over the next ten years against the present value of the estimated taxable income. We are required to make meaningful estimates and assumptions on future taxable income for the purpose of making such reviews. In order to determine the future taxable income, we need to estimate future taxable revenues and deducible revenues, which revenues are subject to a number of different external and internal drivers, such as economic and industry trends, interest rates, changes in the Company's business strategies and the kind of services provided to the market. The application of different assumptions and estimates may significantly alter the Company's financial statements.

10.6. Comments of the Executive Officers comments on internal controls implemented for reliable financial reporting

Reference Form – Companhia Brasileira de Distribuição

(a) Effectiveness of internal controls; issues and actions taken to correct such issues

It is the responsibility of the Management to establish and maintain effective internal controls for the purpose of preparing and reporting financial information. Internal controls afford reasonable guarantees to the Company’s board of directors that financial statements are being prepared and reported in adequate manner.

Upon reviewing Company controls related to financial statement preparation and reporting procedures at the end of the fiscal year ended December 31, 2009, the Management concluded for the effectiveness of such controls and procedures in providing a reasonable degree of guarantee that the financial information required to be disclosed in forms and reports filed or submitted in accordance with the applicable law and regulations, are recorded, processed, summarized and reported within the timeframes set forth in forms and guidelines of the CVM, collected and reported to the Management in order to allow sound decisions to be made with regard to the required preparation and reporting of financial information and statements.

Also worth mentioning is the key role of the Company’s audit committee in reviewing our internal control systems and, more generally, reviewing the Company’s audit, accounting and management practices through discussions with the Management, carrying out internal audits and providing support to external audit works.

Lastly, the Company employs the services of accounting and auditing firm Ernst & Young Auditores Independentes S.S. for the purpose of carrying out specific audit of its internal controls.

(b) Issues found in internal controls and recommendations made in the independent auditor’s report

The effectiveness of the Company’s internal controls with regard to the preparation and reporting of financial information for each fiscal year was verified by Ernst & Young Auditores Independentes S.S. for each year closed.

10.7. In the event that the Company has made any public offering of securities, the Executive Officers must comment on:

(a) How the resulting proceeds were employed

The proceeds from all public offering of securities made by the Company in the last three (3) fiscal years were used in accordance with the intended application thereof as set forth in the relevant issue documentation.

(b) Any relevant variance between the actual application of proceeds and the proposed application as reported in relevant offering prospectus

Not applicable.

(c) In the event of any variance, the reasons for any such variance

Not applicable.

10.8. Comments of the Executive Officers on:

Reference Form – Companhia Brasileira de Distribuição

(a) Any assets and liabilities owned by the Company and not directly or indirectly show in its balance sheet (off-balance sheet items), such as:(i) operating leases, taken and extended; (ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable; (iii) future goods and services purchase and sale agreements; (iv) incomplete building agreements; and (v) future loan proceeds agreements

Not applicable. .

(b) Other items not shown in the financial statements of the Company

Not applicable.

10.9. Relative to each of the items not shown in the financial statements of the Company indicated in Section 10.8 above, the Executive Officers must comment on:

(a) How such items change, or may subsequently change, revenues, expenses, operating income, financial expenses and other items of the Company’s financial statements

Not applicable.

(b) Nature and purpose of each transaction

Not applicable.

(c) Nature and amount of any liabilities incurred and rights created for the Company as a result of each transaction

Not applicable.

10.10. The Executive Officers must indicate and comment on key elements of the Company's business plan, specifically elaborating on:

(a) Investments, including: (i) quantitative and qualitative review of ongoing and proposed investments; (ii) investment financing sources; and (iii) any relevant ongoing or proposed divestitures

We plan to make an investment of approximately R$5 billion in Brazil over the next three years (2010-2012), which is the Company’s largest single three-year investment plan. This plan represents an increase of 70% relative to the amount invested in the previous three-year period (2007-2009), which was R$2.9 billion (including acquisitions). The aforementioned amount of R$5 billion includes the opening of approximately 300 new stores until 2012 (representing an average increase between 8% to 9% of sales area each year), as well as investments in renovation of existing stores, purchase of strategic property to support the Company’s growth over the next years, infrastructure, IT and logistics. In 2010 alone the Company intends to open approximately 100 new stores focusing on Extra Fácil (quick-shop stores), Extra Supermercado and Assaí (cash&carry) formats. Furthermore, we plan to continue investing in gas stations and drugstores. Our investment plan reflects our positive expectations in relation to the performance of the Brazilian economy and reinforces our commitment regarding creation of new jobs and with the overall development of the country. We will prioritize the organic growth of the Company by opening new stores, however reviewing opportunities for new acquisitions which may add synergies to our activities and effectively create value for our Company.

Reference Form – Companhia Brasileira de Distribuição

Our main sources of funds and financing for our activities are the Company's operating cash flow, bank loans, receivables securitization, loans obtained from the BNDES, as well as funds raised in the capital market through issue of debentures.

As of December 31, 2009, the Company had R$2.3 billion in cash and equivalents. It is our policy to maintain enough cash and equivalents to be able to promptly respond to the Company’s liquidity requirements.

No significant divestitures were made in 2007, 2008, and 2009, and no divestiture was planned as of December 31, 2009.

(b) Provide it has already been disclosed, indicate the acquisition of any plant, equipment, patents or any other asset that may materially affect the productive capacity of the Company

In 2009 the Company directly acquired the controlling interest in the Assaí chain, which concern was already indirectly controlled by the Company. The Company also acquired majority shares of Globex and entered a joint venture agreement with Casa Bahia.

(c) New products and services, indicating: (i) description of the findings of any ongoing survey(s); (ii) total amounts spent with Research and Development of new products and services; (iii) disclosed ongoing projects; and (iv) total amounts spent in the development of new products or services

For 2010 the Management resolved that part of the investment planned to be made as per item (a) above will at some point be assigned to the development of new products and services, which have yet to be disclosed to the market.

10.11. Comments of the Executive Officers on other drivers that had a material influence on the operating performance and that were not identified or explained in other items herein contained

We are not aware of any other drivers that may have had a material influence on the operating performance and that were not identified nor explained in other items contained in this Section 10.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 30, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.